Cheetah Net Supply Chain Service Inc.

July 26, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Theresa Brilliant
Kate Beukenkamp
Donald Field

Re:	Cheetah Net Supply Chain Service Inc.
Registration Statement on Form S-1, as amended (File No. 333-271185)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cheetah Net Supply Chain Service Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on July 28, 2023, or as soon thereafter as practicable.

Very truly yours,

Cheetah Net Supply Chain Service Inc.

By:	/s/ Huan Liu
Name:	Huan Liu
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC